Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2014 through May 31, 2018 and November 30, 2018

	Six Months Ended	Year Ended May 31,
	November 30, 2018	2018	2017	2016	2015	2014
Ratio of Earnings to Fixed Charges [1]	3.68	4.31	3.08	5.36	5.29	5.34

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Six Months Ended	Year Ended May 31,
(All numbers in thousands)	November 30, 2018	2018	2017	2016	2015	2014
Income before income tax	158,531	417,048	244,333	483,466	453,253	424,487
Fixed charges	59,217	125,979	117,387	110,851	105,549	97,918
Total	217,748	543,027	361,720	594,317	558,802	522,405